ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (“Agreement”) is entered into effective as of February 8th, 2008 (the “Effective Date”), by and among Pacific Sands, Inc., a Nevada corporation (“Buyer”); Natural Choices Home Safe Products, LLC, a Wisconsin limited liability company (“NCLLC”); and Catherine Myers and Dr. Marion Mack Myers II, owners of all issued and outstanding membership interests in NCLLC and its sole managers and members (hereinafter referred to individually as a “Member” and collectively as “Members”).

R E C I T A L S:

A.         NCLLC is engaged in the business of offering quality household cleaning products that are environmentally safe (the “Business”) from leased premises commonly known as 9525 South 60th Street, Franklin, Wisconsin 53132 (“Premises”).

B.         NCLLC desires to sell to Buyer, and Buyer desires to purchase from NCLLC, on a going-concern basis, the hereinafter defined Purchased Assets of NCLLC, all on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, it is hereby agreed as follows:

ARTICLE I
PURCHASE AND SALE

1.1       Purchased Assets.  Pursuant to the terms and conditions of this Agreement, on the Closing Date, NCLLC shall sell, transfer, assign, convey, and deliver to Buyer, and Buyer shall purchase from NCLLC, on a going-concern basis, free and clear of all Liens (except for hereinafter defined Permitted Liens), all of the operations of NCLLC related to the Business and, except for the Excluded Assets as set forth in Section 1.2 hereof, all of the assets and properties of NCLLC of every kind and description, wherever located, tangible or intangible, used or useable in connection with the Business as the same shall exist on the Effective Date (collectively, the “Purchased Assets”), including, without limitation, all right, title, and interest of NCLLC in, to, and under:

(a)
all equipment, office equipment, furniture, product and parts  inventory, vehicles, fixtures and other tangible property of Seller on the Premises or wheresoever situated, whether real or personal and whether attached or unattached to real estate, and all of Seller's rights under any leases therefore;

(b)
all rights and interests of Seller in and to all of Seller's intangible property including, but not limited to: trademarks; tradenames; licenses; copyrights; applications for any of the foregoing; trade secrets and similar information generally described as "know-how"; Seller's telephone numbers; websites and addresses; customer lists; financial, marketing, sales and other data and records; as well as the name “Natural Choices Home Safe Products, LLC ”,  and all derivations thereof;

(c)
evidences of title, and all copies of all books and records relating to Seller's Business including, but not limited to, all records concerning current employees, the purchase of supplies and services, the sale of products, and dealings with customers during the present and past two (2) calendar years;

(d)	all orders, forms, stationery, business cards, labels, catalogues, brochures and advertising materials of Seller;

(e)	all federal, state and local governmental licenses, permits, approvals and authorizations held by Seller and which are transferable;

(f)
all rights under the existing lease to the Premises, unless such lease is rejected by Buyer, in which case Buyer, with Seller’s cooperation,  shall attempt to negotiate the cancellation of such lease and replacement thereof with a lease containing terms and conditions mutually satisfactory to Buyer and the lessor thereunder.

The Assets also include any cash, cash equivalents, securities or bank accounts or deposits in existence as of the Closing Date, all accounts receivable in existence as of the Closing Date.

1.2       Excluded Assets.  Notwithstanding the provisions of Section 1.1, the Purchased Assets shall not include any Member’s personal property located at the Premises or any other item specifically identified in Schedule 1.2 (“Excluded Assets”).

1.3       Assumed Liabilities.  As of the Effective Date, Buyer shall assume and agree to discharge only those customary operating expenses NCLLC specifically identified in Schedule 1.3.  All of the foregoing liabilities and obligations to be assumed by Buyer hereunder (excluding any Excluded Liabilities) are referred to herein as the “Assumed Liabilities.”

1.4       Excluded Liabilities.  Buyer shall not assume or be obligated to pay, perform, or otherwise discharge any liability or obligation of NCLLC, direct or indirect, known or unknown, absolute or contingent, not expressly assumed by Buyer (all such liabilities and obligations not being assumed are herein referred to as the “Excluded Liabilities”) and, notwithstanding anything to the contrary in Section 1.3, none of the following shall be “Assumed Liabilities” for purposes of this Agreement:

(a)	Any liabilities of NCLLC in respect of Taxes of NCLLC for which NCLLC and/or any Member is liable pursuant to Section 4.8;

(b)	Any liabilities or obligations in respect of any Excluded Assets; and

(c)	Any other liabilities of any kind or nature whatsoever other than those described in Section 1.3.

ARTICLE II
PURCHASE PRICE

2.1       Purchase Price.  The purchase price for the Assets shall be $890,000.00, plus or minus customary closing pro-rations, if any, and subject to a minimum inventory existing and acceptable to Buyer of at least $60,000 within five days of the Closing Date.  The purchase price stated herein has been determined by Buyer based upon information made available to Buyer as of the date of this Agreement, including Seller’s and Members’ representation of current annualized sales of $620,000 and existing inventory information. The amount to be paid at Closing shall be increased or decreased at Closing by the amount by which the inventory, valued at cost as of Closing, varies from $2,000. To insure the integrity of the inventory through the Closing Date, Seller and Buyer shall each, at their respective cost, maintain a representative at the Premises to monitor incoming and outgoing inventory pursuant to an agreed upon inventory logging system and Seller shall not order any additional inventory from now through the Closing Date without prior written notice to and consent of Buyer. The Purchase Price shall be paid through delivery of cash and shares of Company restricted common stock over a three-year period. Earnest money of $50,000 in the form of 500,000 shares of Company’s restricted common stock shall be payable upon execution of this Agreement. An additional 500,000 shares of Company’s restricted common stock, as well as $60,000 in cash, shall be paid at closing.  The balance of the Purchase Price shall be paid in semi-annual installments of restricted common shares and cash beginning on August 1, 2008 as follows:  $50,000 in additional shares of Company’s restricted common stock, as well as $40,000 in cash, on August 1, 2008; $50,000 in additional shares of Company’s restricted common stock, as well as $50,000 in cash, on February 1, 2009; $100,000 in additional shares of Company’s restricted common stock, as well as $100,000 in cash, on August 1, 2009;  $200,000 in cash, on February 1, 2010; and $140,000 in cash, on August 1, 2010.  Any late cash payment is subject to a late charge not to exceed 1.5% per month. Seller and each Member acknowledge and agree that any breach of this Agreement by Seller or either Member, shall constitute a breach of each of the hereinafter defined Employment Agreements, and any breach of either of said Employment Agreements by either Member shall constitute a breach of this Agreement, which shall entitle Buyer to offset any unpaid balance of the Purchase Price outstanding as of the date of such breach, as well as indemnification under Article VI.  Each Member acknowledges that   shares issued in connection with this transaction are being acquired for investment and not for distribution or resale, the shares have not been registered under the Securities Act of 1933 or the Nevada Uniform Securities Act as amended, or any other applicable state securities laws, and the shares cannot be sold unless subsequently registered under the Securities Act of 1933, and such state laws or an exemption from such registration is available.

2.2       Allocation of Purchase Price.  The Purchase Price shall be allocated for tax purposes among the Purchased Assets in such amounts as Buyer may reasonably request, in accordance with generally accepted accounting principles and as set forth in Schedule 2.2.  Such allocations shall be accepted by the parties in writing at Closing and shall be binding on the parties.  NCLLC shall sign and submit all necessary forms to report this transaction for federal and state income tax purposes in accordance with that allocation and shall not take a position for tax purposes inconsistent therewith.

ARTICLE III
CLOSING

3.1       Closing Date.  The closing (“Closing”) of the transactions contemplated by this Agreement shall be held on February 8th, 2008 (“Closing Date”) at the office of Buyer, 1509 Rapids Drive, Racine, Wisconsin 53404.  The Closing shall be deemed to be effective as of 12:01 A.M., Chicago Time, on the Effective Date.

3.3       Buyer’s Deliveries.  At Closing, Buyer shall deliver to NCLLC all of the following:

(a)        A certificate of the Secretary of Buyer, dated no earlier than five (5) days prior to the Closing Date, in form and substance reasonably satisfactory to NCLLC, as to the resolutions of the Board of Directors of Buyer authorizing the execution and performance of this Agreement, and the transactions contemplated thereby;

(b)        Such other documents as NCLLC may reasonably request or as may be otherwise necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyer;

(c)        An employment agreement for each Member, in substantially the form of the copy attached as Exhibit A (“Employment Agreement”), executed by an authorized officer of Buyer, providing for the retention of each Member for a three-year period commencing on the Closing Date, and subject to extension for an additional 1-year period upon written notice from Buyer not less than 90 days prior to the first anniversary date of the Closing Date.  Employment Agreements shall provide for a combined annual salary of $101,460 during the first year, $105,518 during the second year of the service payable consistent with Buyer’s payroll practices and procedures.  Each Employment Agreement shall also contain such additional terms and conditions acceptable to Buyer including, but not limited to, non-disclosure and non-competition agreements extending through the period of service and continuing for a period of five years thereafter, as well as provide each Member employee benefits on the same basis as now maintained and provided to Buyer’s current employees. The non-competition agreement shall apply only to North America.

3.4       NCLLC’s and Members’ Deliveries.  At Closing, NCLLC and Members shall deliver to Buyer the following:

(a)        A certificate of the Secretary of NCLLC, dated no earlier than five (5) days prior to the Closing Date, in form and substance reasonably satisfactory to Buyer, as to the resolutions of the managers and members of Buyer authorizing the execution and performance of this Agreement, and the transactions contemplated thereby;

(b)        Such other documents as Buyer may reasonably request or as may be otherwise necessary to evidence and effect the sale, assignment, transfer, conveyance and delivery of the Purchased Assets to Buyer;

(c)        A Certificate of Good Standing issued by the Secretary of State of Wisconsin, with respect to Buyer dated no earlier than thirty (30) days prior to the Closing Date;

(d)        An Employment Agreement for each Member executed by each Member; and

(e)        The Bill of Sale, duly executed by an authorized officer of NCLLC, and in substantially the form of the copy attached as Exhibit B.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF NCLLC AND MEMBERS

As a material inducement to Buyer to enter into this Agreement and to consummate the transactions contemplated hereby, NCLLC and each Member hereby makes the following representations and warranties to Buyer, as of the date hereof and as of the Effective Date:

4.1       Status.  NCLLC is a limited liability company duly organized, legally existing and in good standing, and has filed all required annual reports and paid all required franchise and other taxes and fees, under the laws of the State of Wisconsin.  NCLLC has the requisite power and authority to own or lease its property and to carry on its Business as now being conducted.  NCLLC is legally qualified to transact business as a foreign corporation in all jurisdictions where the nature of its respective properties and the conduct of its business requires such qualification, and is in good standing in each of the jurisdictions in which it is so qualified.  There is no pending or threatened proceeding for the dissolution, liquidation, insolvency, or rehabilitation of NCLLC.

4.2       Power and Authority.  NCLLC and each Member have the power and authority to execute and deliver this Agreement, to perform their respective obligations hereunder and to consummate the transactions contemplated hereby.  NCLLC and each Member have taken all action necessary to authorize the execution and delivery of this Agreement, the performance of its respective obligations hereunder and the consummation of the transactions contemplated hereby.

4.3       Enforceability. This Agreement has been or will have been at the time of Closing duly executed and delivered by NCLLC and Members and constitutes or will constitute the legal, valid, and binding obligation of each of them, enforceable against each of them in accordance with its terms.

4.4       No Restrictions.  There are no proxies, voting rights, Contracts, or other agreements or understandings with respect to the voting of membership interests in NCLLC or the transfer of the Purchased Assets other than as set forth in this Agreement.

4.5       No Violation.  The execution and delivery of this Agreement by NCLLC, the performance of its respective obligations hereunder and the consummation of the transactions contemplated by this Agreement will not:

(a)        contravene any provision of the Articles of Organization or Operating Agreement of  NCLLC;

(b)        violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon or enforceable against NCLLC;

(c)        conflict with, result in any breach of, or constitute a default (or an event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right to terminate, amend, modify, abandon or accelerate, any Contract which is applicable to, binding upon or enforceable against NCLLC;

(d)        result in or require the creation or imposition of any Lien upon or with respect to any of the property or assets of NCLLC; or

(e)        require the consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal or any other Person.

4.6       Financial Statements.   NCLLC has delivered to Buyer the unaudited financial statements of NCLLC, as of December 31, 2007 and December 31, 2006 and for the interim period ended January 31, 2008, and the related statements of income and retained earnings for said periods  (collectively, the “Financial Statements”). The balance sheet dated as of December 31, 2007, included in the Financial Statements is referred to herein as the “Balance Sheet” and the “Balance Sheet Date” shall mean December 31, 2007.  The Financial Statements fairly present the financial position of NCLLC at each of the balance sheet dates and the results of operations for the periods covered thereby.  The books and records of NCLLC fully and fairly reflect the transactions, properties, assets, and liabilities of NCLLC and there are no material, special or non-recurring items of income or expense during the periods covered by the Financial Statements.  The Financial Statements reflect all adjustments necessary for a fair presentation of the financial information contained therein.

4.7       Liabilities.  NCLLC does not have any liabilities or obligations, whether accrued, absolute, contingent, or otherwise, except:

(a)        to the extent reflected or taken into account in the Current Balance Sheet and not heretofore paid or discharged;

(b)        to the extent specifically set forth in or incorporated by express reference in any of the Schedules attached hereto;

(c)        liabilities incurred in the ordinary course of business consistent with past practice since the date of the Current Balance Sheet (none of which relates to breach of contract, breach of warranty, tort, infringement, or violation of law, or which arose out of any action, suit, claim, governmental investigation or arbitration proceeding); and

(d)        normal accruals, reclassifications, and audit adjustments which would be reflected on an audited financial statement and which would not be material in the aggregate.

4.8       Litigation.  There is no action, suit, or other legal or administrative proceeding or governmental investigation pending or threatened by or against NCLLC or anticipated or contemplated by NCLLC, nor is there any such action, suit, or other legal or administrative proceeding or governmental investigation anticipated or contemplated against NCLLC, affecting NCLLC or any of its respective properties or assets, or which question the validity or enforceability of this Agreement or the transactions contemplated hereby, and  there is no basis for any of the foregoing.  There are no outstanding orders, decrees or stipulations issued by any Governmental Authority in any proceeding to which NCLLC is or was a party which have not been complied with in full or which continue to impose any material obligations on NCLLC.

4.9       Good Title to, Condition of, and Adequacy of Purchased Assets.

(a)        NCLLC has good and marketable title to all of the Purchased Assets, free and clear of any Liens (other than Permitted Liens) or restrictions on use.

(b)        The Purchased Assets are in good operating condition, normal wear and tear excepted, and have been maintained in accordance with sound industry practices.

(c)        The Purchased Assets constitute all of the assets and properties necessary for the conduct of the Business of NCLLC in the manner in which and to the extent to which such Business is currently being conducted.

4.10	Compliance with Laws.

(a)        NCLLC is and has been in compliance in all material respects with all laws, regulations, and orders applicable to it, its respective Business and operations (as conducted by it now and in the past), and the Purchased Assets. NCLLC has not been cited, fined, or otherwise notified of any asserted past or present failure to comply with any laws, regulations or orders which have not been permanently cured and no proceeding with respect to any such violation is pending or threatened.

(b)        NCLLC has not made any payment of funds in connection with its Business that is prohibited by law, and no funds have been set aside to be used in connection with its Business for any payment prohibited by law.

(c)        NCLLC is not subject to any Contract, decree or injunction which restricts the continued operation of any Business or the expansion thereof to other geographical areas, customers and suppliers, or lines of Business.

4.11     Labor and Employment Matters.  NCLLC has complied with applicable laws, rules, and regulations relating to employment, civil rights and equal employment opportunities, including, but not limited to, the Civil Rights Act of 1964, and the Fair Labor Standards Act.

4.12     Employee Benefit Plans.  NCLLC does not maintain any employee benefit plan or arrangement subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), except only for the NCLLC group medical plan covering NCLLC employees, their spouses or dependents  (the “Employee Benefit Plan”).  With respect to each Employee Benefit Plan:

(a)        each has been administered in all material respects in compliance with its terms and with all applicable laws, including, but not limited to, ERISA and the Internal Revenue Code of 1986, as amended (the “Code”);

(b)        no actions, suits, claims or disputes are pending or threatened;

(c)        no audits, inquiries, reviews, proceedings, claims, or demands are pending with any governmental or regulatory agency;

(d)        there are no facts which could give rise to any material liability in the event of any such investigation, claim, action, suit, audit, review, or other proceeding;

(e)        all reports, returns, and similar documents required to be filed with any governmental agency or distributed to any plan participant have been duly or timely filed or distributed; and

(f)         no “prohibited transaction” has occurred within the meaning of the applicable provisions  of ERISA or the Code.

Other than as disclosed herein, NCLLC is not obligated under any employee welfare benefit plan as described in Section 3(1) of ERISA (“Welfare Plan”) to provide medical or death benefits with respect to any employee or former employee of NCLLC or its predecessors after termination of employment.  All required or discretionary (in accordance with historical practices) payments, premiums, contributions, reimbursements, or accruals for all periods ending prior to or as of the Effective Date shall have been made or properly accrued on the Current Balance Sheet.

4.13     Tax Matters.  All Tax returns required to be filed prior to the date hereof with respect to NCLLC or any of its respective income, properties, franchises, or operations have been filed, each such Tax Return has been prepared in compliance with all applicable laws and regulations, and all such Tax Returns are true, complete, and accurate in all respects.  All Taxes due and payable by or with respect to NCLLC have been paid or accrued on the Current Balance Sheet or will be accrued on its books and records as of the Closing.

4.14     Inventory.  NCLLC’s inventory consists of good and marketable products, is fully paid for and as of Closing will be in an aggregate amount equal to at least the amount set forth in the Current Balance Sheet.

           4.15      Licenses and Permits.  NCLLC possesses all licenses and required governmental or official approvals, permits or authorizations (collectively, the “Permits”) for its Business and operations.  All such Permits are valid and in full force and effect, NCLLC is in full compliance with the requirements thereof, and no proceeding is pending or threatened to revoke or amend any of them.

4.16     Intellectual Property.  Schedule 4.16 sets forth a list of all trademarks, service marks, trade names, copyrights, know-how, patents, trade secrets, licenses (including licenses for the use of computer software programs), all rights in mask works and other intellectual property used in the conduct of NCLLC’s Business (the “Intellectual Property”) and all such rights, titles and interests shall be transferred to Buyer at Closing, free and clear of any liens or restrictions.  NCLLC has full legal right, title, and interest in and to all Intellectual Property used in its Business.  The conduct of the Business of NCLLC as presently conducted, and the unrestricted conduct and the unrestricted use and exploitation of the Intellectual Property, does not infringe or misappropriate any rights held or asserted by any Person, and no Person is infringing on the Intellectual Property.  No payments are required for the continued use of the Intellectual Property.  None of the Intellectual Property has ever been declared invalid or unenforceable, or is the subject of any pending or threatened action for opposition, cancellation, declaration, infringement, or invalidity, unenforceability or misappropriation or like claim, action or proceeding.

4.17     Contracts.  Schedule 4.17 sets forth a list of each Contract to which NCLLC is a party or by which its properties or assets are bound and which is material to its Business, assets, properties or prospects (the “Purchased Contracts”), true and correct copies of which have been provided to Buyer.  The copy of each Purchased Contract provided to Buyer is a true and complete copy of the document it purports to represent and reflects all amendments thereto made through the date of this Agreement.  NCLLC has not violated any of the material terms or conditions of any Purchased Contract or any term or condition which would permit termination or material modification of any Purchased Contract, and all of the covenants to be performed by any other party thereto have been fully performed and there are no claims for breach or indemnification or notice of default or termination under any Purchased Contract.  No event has occurred which constitutes, or after notice or the passage of time, or both, would constitute, a material default by NCLLC under any Purchased Contract, and to the best knowledge of NCLLC and each Member, no such event has occurred which constitutes or would constitute a material default by any other party.  All Purchased Contracts are freely assignable by NCLLC without notice to or the consent of any third party and NCLLC is not subject to any liability or payment resulting from renegotiation of amounts paid it under any Purchased Contract.

4.18     Accuracy of Information Furnished to Buyer.  No representation, statement, or information made or furnished by NCLLC or either Member to Buyer or any of Buyer’s representatives, including those contained in this Agreement and the various Schedules attached hereto and the other information and statements referred to herein and previously furnished by NCLLC or either Member, contains or shall contain any untrue statement of a material fact or omits any material fact necessary to make the information contained therein not misleading.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

As a material inducement to NCLLC and each Member to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer makes the following representations and warranties to NCLLC and each Member as of the date hereof and as of the Closing Date:

5.1       Status.  Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada.

5.2       Power and Authority.  Buyer has, or at the time of Closing will have, the power and authority to execute and deliver this Agreement, to perform its respective obligations hereunder, and consummate the transactions contemplated hereby.  Buyer has or at the time of Closing will have taken all action necessary to authorize the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby.  The execution and delivery of this Agreement by Buyer, the performance by it of its obligations hereunder, and the consummation by it of the transactions contemplated by this Agreement will not:

(a)        contravene any provision of the Articles of Incorporation or Bylaws of Buyer;

(b)        in any material respect violate or conflict with any law, statute, ordinance, rule, regulation, decree, writ, injunction, judgment, or order of any Governmental Authority or of any arbitration award which is either applicable to, binding upon, or enforceable against Buyer;

(c)        conflict with, result in breach of, or constitute a default (or any event which would, with the passage of time or the giving of notice or both, constitute a default) under, or give rise to a right to terminate, amend, modify, abandon or accelerate any material Contract;

(d)        result in or require the creation or imposition of any lien upon or with respect to any property or assets of Buyer; or

(e)        require the consent, approval, authorization, or permit of, or filing with or notification to, any Governmental Authority, any court or tribunal, or any other Person.

5.3       Enforceability.  Each of this Agreement, Employment and Bill of Sale Agreements has been, or will have been at the time of Closing, duly executed and delivered by and constitutes or will constitute a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with their respective terms.

5.4       No Commissions.  Buyer has not incurred any obligation for any finder’s or broker’s or agent’s fees or commissions or similar compensation in connection with the transactions contemplated hereby.

ARTICLE VI
CLOSING CONDITIONS

6.1       Conditions to Each Party’s Obligations.  The respective obligations of each party to effect the transactions contemplated hereby shall be subject to the fulfillment at or before the Closing Date of the condition that neither NCLLC, either Member nor Buyer shall be subject to any order, decree or injunction of a court of competent jurisdiction which prevents or delays any of the transactions contemplated by this Agreement.

6.2       Conditions to the Obligations of NCLLC and Members.  The obligations of NCLLC and Members to effect the transactions contemplated hereby shall be further subject to the fulfillment at or before the Closing Date of the following conditions, any one or more of which may be waived by NCLLC and Members:

(a)        Compliance by Buyer.  Buyer shall have performed and complied in all material respects with the provisions contained in this Agreement required to be performed and complied with by it at or before the Closing Date.

(b)        Representations and Warranties.  The representations and warranties of Buyer set forth in this Agreement were true and correct in all material respects as of the date of this Agreement and shall also be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except as otherwise contemplated by this Agreement), and NCLLC and Members shall have received certificates to that effect signed by the President of Buyer.

6.3       Conditions to the Obligations of Buyer.  The obligations of Buyer to effect the transactions contemplated hereby shall be further subject to the fulfillment at or before the Closing Date of the following conditions, any one or more of which may be waived by Buyer.

(a)        Compliance by NCLLC and Member.  NCLLC and Members shall have performed and complied in all material respects with the provisions contained in this Agreement required to be performed and complied with by them at or before the Closing Date.

(b)        Representations and Warranties. The representations and warranties of NCLLC and Members set forth in this Agreement shall have been true and correct in all material respects as of the date of this Agreement and shall also be true and correct in all material respects as of the Closing Date as though made at and as of the Closing Date (except as otherwise contemplated by this Agreement), and Buyer shall have received a certificate to that effect signed by the Managers of NCLLC.

(c)        Corporate Authority; Consents; Permits.  NCLLC and Members shall have delivered to Buyer evidence satisfactory to Buyer that NCLLC and Members shall have obtained any and all permits, authorizations, lessor consents and approvals of any person or public body or authority required effectively to transfer the Purchased Assets to Buyer and to enable Buyer to continue NCLLC’s Business operations substantially similar to the operations conducted by NCLLC immediately prior to Closing.

6.4       Other Documents.  Each of the parties will furnish to the other party such certificates of such party's managers, directors, officers, employees, agents, consultants, representatives, advisers, member, associates or affiliates, or such other documents, as may be reasonably necessary to evidence fulfillment of the conditions set forth in this Article VI as the other party may reasonably request.

ARTICLE VII
EMPLOYEE MATTERS

7.1       Employees.  NCLLC shall deliver to Buyer not less than five (5) days prior to the Closing a list of all NCLLC employees and their compensation as of the most recent date for which information is available and shall advise Buyer of any changes in such information through the Closing Date.

7.2       Workers’ Compensation.  Buyer shall be liable for all workers’ compensation claims made by NCLLC employees that relate to events occurring after the Closing Date.   NCLLC shall remain liable for all workers’ compensation claims made by NCLLC's former employees that relate to events occurring on or before the Closing Date and shall hold harmless and indemnify Buyer from and against such claims.  NCLLC shall provide Buyer with satisfactory evidence of workers’ compensation insurance coverage through the Closing Date.

ARTICLE VIII
TERMINATION

8.1.      Termination.  This Agreement may be terminated at any time prior to the Closing Date:

(a)        By the written agreement of the parties;

(b)        By any party upon written notice to the others after 5:00 p.m. Central Standard Time on February 15, 2008 if the transactions contemplated hereby shall not have been consummated pursuant hereto, unless such date is extended by the mutual written consent of the parties; or

(c)        By either Buyer or NCLLC if: (i) the representations and warranties of NCLLC and Members or Buyer, respectively, shall not have been true and correct in all respects as of the date when made; (ii) NCLLC and Members or Buyer, respectively, shall have failed to perform and comply with, in all material respects, all agreements and covenants required by this Agreement to have been performed or complied with by such parties prior to the time of such termination and such failure to perform or comply shall be incurable or shall not have been cured within a reasonable period of time but not less than ten (10) days in duration following notice of such failure, provided that the terminating party shall have performed and complied with, in all material respects, all agreements and covenants required by this Agreement to have been performed or complied with by such terminating party prior to such time; or (iii) any event shall have occurred or any fact or condition shall exist that shall have made it impossible to satisfy a condition precedent to the terminating party's obligations to consummate the transactions contemplated by this Agreement, unless the occurrence of such event or existence of such fact or condition shall be due to the failure of the party seeking to terminate this Agreement or any of its associates or affiliates to perform or comply with any of the covenants, agreements, or conditions hereof to be performed or complied with by such party or any of its associates or affiliates prior to Closing.

8.2.      Effect of Termination.  In the event of the termination of this Agreement pursuant to the provisions of Section 8.1, this Agreement shall become null and void and of no further force and effect, without any liability on the part of any party hereto, or any of its managers, directors, officers, employees, agents, consultants, representatives, advisers, member, associates or affiliates.

ARTICLE IX
INDEMNIFICATION

9.1       Agreement by NCLLC and Members to Indemnify.  NCLLC and each Member agree to indemnify, defend and hold Buyer harmless from and against the aggregate of all Buyer Indemnifiable Damages (as defined below); provided, however, that the aggregate indemnification liability of NCLLC and Members collectively shall not exceed the Purchase Price (plus any costs of collection).

(a)        For purposes of this Agreement, “Buyer Indemnifiable Damages” means, without limitation, the aggregate of all expenses, losses, costs, claims, diminution in value, deficiencies, liabilities and damages (including, without limitation as to type of expense, related counsel and paralegal fees and expenses) incurred or suffered by Buyer, to the extent:

(i)	resulting from any material breach of a representation or warranty made by NCLLC or a Member in or pursuant to this Agreement;

(ii)	resulting from any material breach of the covenants or agreements made by NCLLC or a Member pursuant to this Agreement or a Member’s Employment Agreement;

(iii)	resulting from any inaccuracy in any certificate or environmental report delivered by NCLLC or a Member, pursuant to this Agreement;

(iv)	resulting from any Excluded Assets or Liabilities; or

(v)
resulting from any fact, condition, event, act, omission, or other matter whose occurrence or failure to occur would have constituted a material breach of a representation or warranty made by NCLLC or a Member in or pursuant to this Agreement were not that representation or warranty qualified by the words “to the best knowledge of” or other words of similar import

(b)        Each of the representations and warranties made by NCLLC and Members in this Agreement or pursuant hereto shall survive for a period commencing with the Closing Date and continuing through the second anniversary of the Closing Date, except as follows:

(i)
the representations and warranties to the extent relating to tax attributes or liabilities with respect to Taxes of NCLLC, shall expire at the time the period of limitations (including any extensions thereof pursuant to the delivery of waivers of the applicable period of limitations) expires for the assessment by the taxing authority of additional Taxes with respect to which the representations and warranties relate;

(ii)
the representations and warranties of NCLLC and Members  contained in Sections 4.12 shall expire at the time the latest period of limitations expires for the enforcement by an applicable Governmental Authority of any remedy with respect to which the particular representations and warranties of the Member related and if there is no such period of limitations, then the representations and warranties shall continue indefinitely; and

(iii)
the representations and warranties of NCLLC and  Members contained in Sections 4.1 through 4.6 shall not expire, but shall continue indefinitely, except for the representations and warranties contained in Section 4.1, which shall expire upon the earlier of liquidation and dissolution of NCLLC or the expiration of the applicable statute of limitation.  No claim for the recovery of Buyer Indemnifiable Damages may be asserted by Buyer after such representations and warranties shall thus expire; provided, however, that claims for Buyer Indemnifiable Damages first asserted within the applicable period shall not thereafter be barred.  Notwithstanding any knowledge of facts determined or determinable by any party by investigation, each party shall have the right to fully rely on the representations, warranties, covenants and agreements of the other parties contained in this Agreement or in any other documents or papers delivered in connection herewith.  Each representation, warranty, covenant, and agreement of the parties contained in this Agreement is independent of each other representation, warranty, covenant, and agreement.

(c)        In the event that Buyer believes it is entitled to a claim for any Buyer Indemnifiable Damages hereunder, Buyer shall promptly give written notice to NCLLC of such claim and the amount or the estimated amount of such claim, and the basis for such claim.  If neither NCLLC nor Member pay the amount of the claim for Buyer Indemnifiable Damages to Buyer within fourteen (14) days, then Buyer may take any action or exercise any remedy available to Buyer by appropriate legal proceedings to collect the Buyer Indemnifiable Damages or make a claim for payment including, but not limited to, suspension and offset of any payment or benefits under a Member’s Employment Agreement.  However, this Section will not apply to any breach by NCLLC or Member with regard to any representation or warranty of which NCLLC or Members had Knowledge at any time prior to the date on which such representation and warranty is made or any intentional breach by NCLLC or a Member of any covenant or obligation hereunder or under a Member’s Employment Agreement, in which case NCLLC and Members will be liable for all Damages with respect to such breaches and Buyer may immediately suspend and offset  any principal, interest or other payments or benefits under a Member’s Employment  Agreement.

9.2       Conditions of Indemnification of Buyer.  Except as otherwise provided in Section 9.1, the obligations and liabilities of NCLLC and Members hereunder with respect to the indemnities pursuant to this Article IX resulting from any claim or other assertion of liabilities by third parties (hereinafter called collectively the “Buyer Claims”) shall be subject to the following terms and conditions:

(a)        Buyer must give NCLLC and Members notice of any such Buyer Claim promptly after Buyer receives notice thereof;

(b)        NCLLC and Members shall have the right to undertake, by counsel or other representatives of their own choosing, the defense of such Buyer Claim; provided, however, if a Buyer Claim is made against Buyer that exceeds the value of the Indemnification Security at such time, Buyer shall have the right to control the defense of the Buyer Claim;

(c)        in the event NCLLC and Members shall elect not to undertake such defense, or within a reasonable time after notice of any such Buyer Claim from Buyer shall fail to defend, Buyer (upon further written notice to NCLLC and Member) shall have the right to undertake the defense, compromise, or settlement of such Buyer Claim, by counsel or other representatives of its own choosing, on behalf of and for the account and risk of NCLLC and Members  (subject to the right of NCLLC and Members to assume defense of such Buyer Claim at any time prior to settlement, compromise or final determination thereof);

(d)        anything in this Section 9.2 to the contrary notwithstanding:

(i)	Buyer shall have the right, at its own cost and expense, to have its own counsel to protect its own interests and participate in the defense, compromise, or settlement of the Buyer Claim;

(ii)
Neither NCLLC nor Members shall, without Buyer’s written consent, settle, or compromise any Buyer Claim or consent to entry of any judgment which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to Buyer of a release from all liability in respect of such Buyer Claim; and

(iii)
Buyer, by counsel or other representatives of its own choosing and at its sole cost and expense, shall have the right to consult with NCLLC, Members and their respective counsel or other representatives concerning such Buyer Claim, and NCLLC, Members and Buyer and their respective counsel shall cooperate with respect to such Buyer Claim.

9.3       Minimum Threshold for Indemnification by NCLLC and Members. Indemnification shall not be paid by NCLLC or Members hereunder until such time as the amount for which indemnification would otherwise be due to any and all parties entitled to indemnification from NCLLC or Members exceeds $5,000.00 in the aggregate.

ARTICLE X
ADDITIONAL AGREEMENTS

10.1     Conduct of Operations.  During the period from the date of this Agreement to the Closing Date, NCLLC and Member conduct NCLLC’s Business operations in the manner in which they have customarily and ordinarily conducted such Business operations in the past, preserve intact NCLLC’s assets and Business operations and report regularly to Buyer as to the general status thereof and as to any material event affecting NCLLC’s assets and Business operations.  During the period from the date of this Agreement to the Closing Date, NCLLC and Members will not, other than in the normal course of business, take, without the prior written consent of Buyer, any action which could reasonably be expected to materially adversely affect the assets or Business operations of NCLLC.

10.2     Cooperation.  From and after the Closing Date, the parties shall cooperate with each other in connection with the administration of employee matters, the filing of Tax Returns and other reports required by governmental authorities and the defense of any claim or litigation made or instituted against either party in respect of NCLLC’s operations before the Closing Date, which cooperation shall include, but not be limited to, making available employees for the purposes of providing technical or expert testimony and advice.

10.3     Best Efforts.  Subject to the terms and conditions of this Agreement, each of the parties will use its best efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective as soon as practicable the transactions contemplated by this Agreement.

10.4     Further Assurances.  From time to time, without further consideration, NCLLC and Members, at their own expense, will execute and deliver, or cause to be executed and delivered, such documents as Buyer may reasonably request to more effectively consummate the transactions contemplated hereby and to vest in Buyer good title to the Purchased Assets.  From time to time, without further consideration, Buyer, at its own expense, will execute and deliver, or cause to be executed and delivered, such documents as NCLLC and Members may reasonably request to more effectively consummate the transactions contemplated hereby.

10.5     Negotiations with Others.  During the period from the date of this Agreement to the Closing Date, NCLLC and Members will not, directly or indirectly, engage in discussions or negotiations with any person or entity  (other than Buyer) concerning any possible proposal regarding a sale or transfer of all or any part of the assets or Business operations of NCLLC.   NCLLC and Members agree to disclose to Buyer the existence and content of any communication they receive concerning any such possible proposal as soon as practicable after receipt of the communication.

10.6     Brokers.  Each of the parties represents and warrants to the other that no broker, finder or other person is entitled to any brokerage fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.  Each party will each pay or discharge, and will each indemnify and hold the other harmless from and against, any and all other claims or liabilities for all brokerage fees, commissions and finder's fees incurred by reason of any action taken by such party.

10.7     Sales and Transfer Taxes and Fees.  Any sales and transfer Taxes and fees directly incurred in connection with this Agreement and the transactions contemplated hereby will be borne by NCLLC.  NCLLC and Members will file all necessary Tax Returns and other documentation, if any, with respect to all such sales, transfer and recording Taxes and fees relating to NCLLC.

10.8     Tax Treatment.   Each party shall execute and deliver such additional documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out, and comply with all of the terms of this Agreement and the transactions contemplated hereby.

10.9     Other Agreements.  The parties agree that the non-competition covenants contained in each Member’s respective Employment Agreements are an integral part of this Agreement.

10.10   Corporate Name Change.  NCLLC shall, immediately following the Closing, execute and deliver to Buyer for filing all documents or certificates necessary to change the legal, trade or assumed name of NCLLC to any name not confusingly similar to  Natural Choices Home Safe Products, LLC.

ARTICLE XI
DEFINITIONS

11.1     Defined Terms.  To the extent not otherwise defined herein, the following terms shall have the following meanings:

“Balance Sheet” means the unaudited balance sheet of NCLLC as of December 31, 2007, included in Schedule 4.6.

“Balance Sheet Date” means December 31, 2007.

“Bill of Sale” means the Bill of Sale in the form attached hereto as Exhibit B.

“Contract” means any indenture, lease, sublease, license, loan agreement, mortgage, note, indenture, restriction, will, trust, commitment, obligation, or other contract, agreement or instrument, whether written or oral.

“Governmental Authority” means any nation or government, any state, regional, local, or other political subdivision thereof, and any entity or official exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, but not limited to, any conditional sale or other title retention agreement, any lease in the nature thereof, and the filing of or agreement to give any financing statement under the Uniform Commercial Code or comparable law or any jurisdiction in connection with such mortgage, pledge, security interest, encumbrance, lien or charge).

“Material Adverse Change (or Effect)” means a change (or effect), in the condition (financial or otherwise), properties, assets, liabilities, rights, obligations, operations, Business, or prospects which change (or effect) individually or in the aggregate, does, may, or may reasonably be expected to, result in a financial loss relating to such condition, properties, assets, liabilities, rights, obligations, operations, Business or prospects in excess of $5,000.00.

“Permitted Liens” means:  (a) liens for taxes and other governmental charges and assessments which are not yet due and payable; (b) liens of landlords and liens of carriers, warehousemen, mechanics, and materialmen and other like liens arising in the ordinary course of business for sums not yet due and payable; and (c) other liens or imperfections on property which are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such lien or imperfection.

“Person” means an individual, partnership, corporation, business trust, joint stock company, estate, trust, unincorporated association, joint venture, Governmental Authority, or other entity, of whatever nature.

“Receivables” means all receivables of NCLLC, including all trade account receivables arising from the provision of services, as set forth in the Financial Statements.

“Securities Act” means the Securities Act of 1933, as amended.

“Tax Return” means any tax return, filing or information statement required to be filed in connection with or with respect to any Taxes; and

“Taxes” means all taxes, fees or other assessments, including, but not limited to, income, excise, property, sales, franchise, intangible, withholding, social security, and unemployment taxes imposed by any federal, state, local or foreign governmental agency, and any interest or penalties related thereto.

11.2	Other Definitional Provisions.

(a)        All terms defined in this Agreement shall have the defined meanings when used in any certificates, reports or other documents made or delivered pursuant hereto or thereto, unless the context otherwise requires.

(b)        Terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(c)        As used herein, the neuter gender shall also denote the masculine and feminine, and the masculine gender shall also denote the neuter and feminine, where the context so permits.

ARTICLE XII
GENERAL PROVISIONS

12.1     Survival of Obligations.  All representations, warranties, covenants and obligations contained in this Agreement shall survive for such time as the indemnity for the breach thereof shall survive as set forth in Sections 9.1 and 9.2, and subject to the minimum threshold for indemnification set forth in Section 9.3.

12.2     Notices.  All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given, delivered, and received:

(a)        when delivered, if delivered personally by a commercial messenger delivery service with verification of delivery;

(b)        two (2) days after mailing, when sent by registered or certified mail, return receipt requested, and postage prepaid;

(c)        one business day after delivery to a private courier service, when delivered to a private courier service providing documented overnight service;

(d)        on the date of delivery if delivered by facsimile and electronically confirmed before 5:00 P.M. Chicago Time on any business day; or

(e)        on the next business day if delivered by facsimile and electronically confirmed either after 5:00 P.M. Chicago Time) or on a non-business day, in each case addressed as follows:

If to NCLLC or
Members:	Catherine E. and Marion M. Myers II

If to Buyer:	Mr. Michael L. Wynhoff, President & CEO
Pacific Sands, Inc.
1509 Rapids Drive
Racine, Wisconsin 53158
Fax: 262-619-1999

or to such other address or addresses as may hereafter by specified by notice given by any of the above to others.

12.3     Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their successors and assigns.

12.4     Agreement; Amendments.  This Agreement, the Employment Agreements, and the Exhibits and Schedules referred to herein and the documents delivered pursuant hereto contain the entire understanding of the parties hereto with regard to the subject matter contained herein or therein, and supersede all prior agreements, understandings, or letters of intent between or among any of the parties hereto.  This Agreement shall not be amended, modified, or supplemented except by a written instrument signed by an authorized representative of each of the parties hereto.

12.5     Interpretation.  Article titles and headings to sections herein are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.  The Schedules and Exhibits referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein.

12.6     Expenses.  Except as otherwise set forth herein, each party hereto will pay all costs and expenses incident to its negotiation and preparation of this Agreement and to its performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with, including the fees, expenses, and disbursements of its counsel and accountants.

12.7     Partial Invalidity.  Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law, but in case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal, or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality, or unenforceability without invalidating the remainder of such invalid, illegal, or unenforceable provision or provisions or any other provisions hereof, unless such a construction would be unreasonable.

12.8     Governing Law.     This Agreement shall be enforced in accordance with the laws of the State of Wisconsin and shall be construed in accordance therewith.  The parties hereto agree that all actions or proceedings arising in connection with this Agreement shall be tried and litigated exclusively in the State and Federal courts located in the County of Racine, State of Wisconsin.  The aforementioned choice of venue is intended by the parties to be mandatory and not permissive in nature, thereby precluding the possibility of litigation between the parties with respect to or arising out of this Agreement in any jurisdiction other than that specified in this Section.  Each party hereby waives any right it may have to assert the doctrine of forum non conveniens or similar doctrine or to object to venue with respect to any proceeding brought in accordance with this Section, and stipulates that the State and Federal courts located in the County of Racine, State of Wisconsin shall have in personam jurisdiction and venue over each of them for the purpose of litigating any dispute, controversy, or proceeding arising out of or related to this Agreement.  Each party hereby authorizes and accepts service of process sufficient for personal mail, return receipt requested, postage prepaid, to its address for the giving of notices as set forth in this Agreement.  Any final judgment rendered against a party in any action of proceeding shall be conclusive as to the subject of such final judgment and may be enforced in other jurisdictions in any manner provided by law.

12.9     Public Announcements.  No party shall disclose the existence of this Agreement, or the transactions contemplated herein, or make any public announcement regarding the same, without the prior written notice to, and approval of, each of the other parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed the day and year first above written.

Natural Choices Home Safe Products, LLC	Pacific Sands, Inc.,
A Wisconsin limited liability company	a Nevada corporation

By:_________________________________	By:_________________________________
Manager, Catherine Myers	President, Michael L. Wynhoff

Members:

___________________________________
Catherine Myers
___________________________________
Dr. Marion Mack Myers II